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                             April 15, 2021

       Thomas Butler
       Chief Executive Officer
       Biomea Fusion, Inc.
       726 Main Street
       Redwood City, CA 94063

                                                        Re: Biomea Fusion, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-254793

       Dear Mr. Butler:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note that you have revised this section to include an additional table depicting your active discovery
programs in response to prior comment 1. Please remove this
                                                        additional table from
the Prospectus Summary. We will not object to a narrative
                                                        description in the
Prospectus Summary that summarizes this table.
 Thomas Butler
Biomea Fusion, Inc.
April 15, 2021
Page 2

       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                        Sincerely,
FirstName LastNameThomas Butler
                                                        Division of Corporation
Finance
Comapany NameBiomea Fusion, Inc.
                                                        Office of Life Sciences
April 15, 2021 Page 2
cc:       Miles P. Jennings, Esq.
FirstName LastName